UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02057975

PE 9-1-02

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
SEP 1 8 2002
WASH. D.C.
154
SECTION

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of September, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated September 17, 2002	3-5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 - Reporting Issuer:

Cameco Corporation ("Cameco")

ITEM 2 - Date of Material Change:

September 9, 2002

ITEM 3 - Press Release:

The English version and the French translation version of the press releases relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on September 9, 2002.

ITEM 4 - Summary of Material Change:

The government of the United Kingdom (UK) announced on September 9, 2002 that it will provide 410 million pounds (almost $1 billion Cdn) in working capital to cover British Energy's plc (BE) immediate cash requirements, if any, and to allow BE to stabilize its trading position in the UK and North America, including Bruce Power Limited Partnership's (Bruce Power) trading position. This short-term agreement with the UK government will expire on September 27, 2002. Cameco understands that BE has undertaken to resolve its longer-term financial situation. As a condition of the agreement to provide financial assistance, the UK government required guarantees from certain BE subsidiaries, including Bruce Power. As part owner, Cameco has consented to Bruce Power providing the necessary guarantees. Although the risk profile of Bruce Power has been temporarily increased by these recent events, Cameco's commitment to invest up to $100 million in Bruce Power and to provide up to $102 million in financial assurances remains unchanged.

ITEM 5 - Full Description of Material Change:

Cameco on September 9, 2002 provided an update regarding Bruce Power and the impact on Cameco of the financial difficulties announced by BE, the majority owner in Bruce Power with 82.4%. Cameco owns 15% of Bruce Power and the two unions representing employees hold the remainder.

The government of the UK announced that it will provide 410 million pounds (almost $1 billion Cdn) in working capital to cover BE's immediate cash requirements, if any, and to allow BE to stabilize its trading position in the UK and North America, including Bruce Power's trading position. This short-term agreement with the UK government will expire on September 27, 2002. Cameco understands that BE has undertaken to resolve its longer-term financial situation.

As a condition of the agreement to provide financial assistance, the UK government required guarantees from certain BE subsidiaries, including Bruce Power. As part owner, Cameco has consented to Bruce Power providing the necessary guarantees.

Although the risk profile of Bruce Power has been temporarily increased by these recent events, Cameco's commitment to invest up to $100 million in Bruce Power and to provide up to $102 million in financial assurances remains unchanged. To date, Cameco has invested about $70 million exclusive of the $42 million that it invested in the initial fuel inventory purchase, which has been fully recovered from Bruce Power.

Bruce Power has responded to the recent inquiry by the Canadian Nuclear Safety Commission (CNSC) regarding its required financial guarantee. At the CNSC meeting held on September 12, 2002, the CNSC told Bruce Power to come up with a solution, without setting a firm deadline, to provide assurances that it can immediately deliver on its required financial guarantees.

Cameco believes the Bruce reactors will continue to be safe and well-run and that Bruce Power will remain an important supplier of electricity, accounting for 15% of Ontario's requirements.

As additional information comes available, Cameco will provide further updates.

ITEM 6 - Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7 - Omitted Information:

None Applicable

ITEM 8 - Senior Officer:

Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary
Cameco Corporation
(306) 956-6303

ITEM 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 17th day of September, 2002.



Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs
and Corporate Secretary